

12062501

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Annual Audited Report Information Required of Brokers and Dealers
Form X-17A-5 Pursuant to Section 17 of the Securities
Part III Exchange Act of 1934 and Rule 17a-5 Thereunder
FACING PAGE

Sec File No.
8 - 32129

REPORT FOR THE PERIOD BEGINNING 7/01/11 AND ENDING 6/30/12
MM/DD/YY M/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Official Use Only

Roth Capital Partners, LLC

Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

888 San Clemente Drive, Suite 400
(No. and Street)
Newport Beach, California 92660
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gordon J. Roth 949-720-5774
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name -- if individual, state last, first, middle name)

695 Town Center Drive Costa Mesa, California 92626
(Address) City State Zip Code

SEC Mail Processing Section
AUG 29 2012
Washington DC
402

CHECK ONE:

x Certified Public Accountant
_Public Accountant
_Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, Gordon J. Roth, Chief Financial Officer, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplemental schedule pertaining to Roth Capital Partners, LLC (the "Company") as of June 30, 2012, and for the year then ended are true and correct. I further affirm that neither the Company nor any member, officer or director has any proprietary interest in any account classified solely as that of a customer.


KATHY L. LESZINSKI
Commission # 1951455
Notary Public - California
Orange County
My Comm. Expires Oct 7, 2015

Notary Public

Signature

CFO

Title

This report contains (check all applicable boxes):

(x)		Independent Auditors' Report.
(x)	(a)	Facing Page.
(x)	(b)	Consolidated Statement of Financial Condition.
(x)	(c)	Consolidated Statement of Income.
(x)	(d)	Consolidated Statement of Cash Flows.
(x)	(e)	Consolidated Statement of Changes in Members Capital.
( )	(f)	Statement of Changes in Liabilities Subordinated to the Claims of General Creditors (Not applicable).
(x)		Notes to Consolidated Financial Statements.
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 (see Schedule G).
(x)	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (Not applicable, exempt under Rule 15c3-3(k)(2)(ii), see Footnote 13 to the accompanying financial statements and Schedule H.)
(x)	(i)	Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (Not applicable, exempt under Rule 15c3-3(k)(2)(ii), see Footnote 13 to the accompanying financial statements and Schedule I.)
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 (included in(g)) and the Computation for Determination of the Reserve Requirements under Rule 15c3-3. (Not Applicable)
( )	(k)	A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation. (Not Applicable)
(x)	(1)	An Oath or Affirmation.
(x)	(m)	A Copy of the SIPC Supplemental Report.
(x)	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Supplemental Report on Internal Control)

ROTH CAPITAL PARTNERS, LLC

(SEC I.D. No. 8-32129)

SEC
Mail Processing
Section

AUG 29 2012

Washington DC
402

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2012,
INDEPENDENT AUDITORS' REPORT,
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) as a **PUBLIC** Document.



Deloitte & Touche LLP
Suite 1200
695 Town Center Drive
Costa Mesa, CA 92626-7188
USA

Tel: +1 714 436 7100
Fax: +1 714 436 7200
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Managers of
Roth Capital Partners, LLC
888 San Clemente Drive
Newport Beach, California

We have audited the accompanying consolidated statement of financial condition of Roth Capital Partners, LLC and subsidiaries (the "Company") as of June 30, 2012, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Roth Capital Partners, LLC and subsidiaries as of June 30, 2012, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

August 28, 2012

ROTH CAPITAL PARTNERS, LLC

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2012

ASSETS

CASH AND CASH EQUIVALENTS	$10,654,868
RECEIVABLE FROM CLEARING BROKER	3,123,451
TRADE RECEIVABLES	3,485,723
SECURITIES OWNED (Note 2):	
Marketable — at market value (including $554,524 securing payables to employees)	7,561,641
Not readily marketable — at fair value (including $1,513,724 securing payables to employees)	5,642,562
FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS — At cost — less accumulated depreciation and amortization of $4,230,825	1,174,104
OTHER ASSETS	893,529
TOTAL	$32,535,878

LIABILITIES AND MEMBERS' EQUITY

ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	$ 3,491,957
SALARIES, COMMISSIONS, AND BONUSES PAYABLE	6,378,583
PAYABLES TO EMPLOYEES FOR SECURITIES OWNED (Note 5)	2,068,248
Total liabilities	11,938,788
MEMBER'S EQUITY	20,597,090
TOTAL	$32,535,878

See notes to consolidated financial statement.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization — Roth Capital Partners, LLC (the "Company"), a California limited liability company, was formed on February 2, 2001. The Company is a broker/dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA), and all securities transactions for the accounts of the Company and its customers are cleared by another broker/dealer on a fully disclosed basis.

The Company's accompanying consolidated financial statement include the results of wholly owned affiliates, BTG Investments LLC (BTG), which is solely engaged in principal investment activities, and Roth Capital Partners Hong Kong Limited, which is registered with the Hong Kong Securities and Futures Commission to conduct investment banking activities in Hong Kong. All intercompany transactions and balances have been eliminated in consolidation.

Basis of Presentation — The consolidated financial statement of the Company has been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates — The preparation of financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions — Securities transactions and the related revenues and expenses are recorded on a trade-date basis. Gains and losses are recorded on an average cost basis.

Cash and Cash Equivalents — Cash and cash equivalents consist of cash balances of $1,198,872 held in demand deposit accounts maintained at various banks and $9,455,996 in money market mutual funds. The combined weighted-average yield of the cash in banks and money market accounts is approximately 0.05%.

At June 30, 2012, of the total cash and cash equivalents amounts described above, $500,260 was maintained at institutions that are insured by the Federal Deposit Insurance Corporation, of which $136,086 was in excess of the federally insured limit of $250,000 per institution.

Securities Owned — Marketable securities owned and securities sold but not yet purchased are comprised of common stock and are valued at current market prices. Securities not readily marketable consist of partnership interests, notes and common stock of private companies, and warrants that are exchangeable into investment securities that cannot be publicly offered or sold, unless registration has been effected under the Securities Act of 1933 or cannot be currently sold because of other arrangements, restrictions, or conditions applicable to the securities.

Securities Sold But Not Yet Purchased — The Company engages in short-selling activities, wherein the Company borrows securities and sells them to third parties. The value of the open short

position is recorded as a liability and the Company records an unrealized gain or loss to the extent of the difference between the proceeds received and the value of the open short position. The Company records a realized gain or loss when the short position is closed out. The Company invests in securities sold but not yet purchased as part of its underwriting activities and to reduce its exposure to market risk and to enhance its investment opportunities. As of June 30, 2012 there were no securities sold but not yet purchased.

Commissions — Commission revenue related to trading on customer investment accounts is recorded on a trade-date basis.

Corporate Finance Income and Syndicate Income — Corporate finance revenues and syndicate income are recognized and recorded upon closure of the financing effort. Such revenues are accrued for in trade receivables in the accompanying consolidated statement of financial condition.

Depreciation and Amortization — Depreciation and amortization are provided for using the straight-line method over estimated useful lives as follows:

Furniture and equipment	Five years
Leasehold improvements	Lesser of useful life or the term of the lease

Intangible Assets — The Company reviews intangible assets (value of Internet domain name) for impairment in accordance with the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 350, *Intangibles-Goodwill.* Internet domain name is amortized over the useful life of 60 months.

New Accounting Pronouncements — In May 2011, the FASB issued Accounting Standards Update No. 2011-04 ("ASU 2011-04"), *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.* ASU 2011-04 expands ASC 820's disclosure requirements to include, for any measurements using level 3 inputs, a quantitative disclosure of the unobservable inputs and assumptions used in the measurement, a description of the valuation processes in place, and a narrative description of the sensitivity of the fair value to changes in unobservable inputs and interrelationships between those inputs. ASU 2011-04 also amends ASC 820 to require entities to disclose any transfers into and out of levels 1 and 2. ASU 2011-04 is effective for annual periods beginning after December 15, 2011. The Company is currently assessing the impact that the adoption of ASU 2011-04 will have on the Company's consolidated financial statement disclosures.

In June 2011, the FASB issued Accounting Standards Update No. 2011-05 ("ASU 2011-05"), *Presentation of Comprehensive Income*, to allow an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income in either a single continuous statement of comprehensive income or two separate but consecutive statements. The ASU eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. ASU 2011-05 does not change the items that are required to be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income and is required to be applied retrospectively. For private entities, ASU 2011-05 is effective for fiscal years ending after December 15, 2012. Early adoption is permitted. The Company is currently evaluating this guidance and does not anticipate the adoption of ASU 2011-05 to have a material impact on its consolidated financial statement.

In December 2011, the FASB issued Accounting Standards Update No. 2011-11 ("ASU 2011-11"), *Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities*. ASU 2011-11 requires an entity to disclose information about offsetting and related arrangements to enable users

of its financial statement to understand the effect of those arrangements on its financial position. ASU No. 2011-11 will be applied retrospectively and is effective for annual and interim reporting periods beginning on or after January 1, 2013. The Company is currently evaluating this guidance and does not anticipate the adoption of ASU 2011-011 to have a material impact on its consolidated financial statement.

2. SECURITIES OWNED

Marketable securities owned (at market value), held as of June 30, 2012, consist of unencumbered equity securities totaling $7,007,117 and equity securities held as collateral for employee payables totaling $554,524. Not readily marketable securities consist of the following investments, at estimated fair value:

	Collateral for Employee Payables	Unencumbered	Total
Common stock & equivalent	$ 1,006,327	$ 1,448,271	$ 2,454,598
Warrants	507,397	658,874	1,166,271
Privately held equity investments and limited partnerships		2,021,693	2,021,693
Total not readily marketable securities	$ 1,513,724	$ 4,128,838	$ 5,642,562

3. FAIR VALUE MEASUREMENTS

U.S. GAAP establishes a fair value hierarchy that prioritizes and ranks the level of market price observability used in measuring assets and liabilities at fair value. Market price observability is impacted by a number of factors, including the type of financial instrument, the characteristics specific to the instrument, and the state of the marketplace (including the existence and transparency of transactions between market participants). Assets and liabilities with readily available actively quoted prices or for which fair value can be measured from actively quoted prices in an orderly market will generally have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Assets and liabilities measured and reported at fair value are classified and disclosed in one of the following categories based on inputs:

Level 1 — Quoted prices in active markets for identical investments. Fair valued assets that would generally be included in Level 1 are U.S. listed and over-the-counter equity securities and mutual funds.

Level 2 — Pricing inputs include other significant observable inputs, such as quoted prices for similar investments or quoted prices for identical investments on inactive markets. Fair valued assets that are generally included in this category are common stock warrants which there are market-based implied volatilities and thinly traded common stock.

Level 3 — Pricing inputs include significant unobservable inputs, such as the Company's own assumptions in determining the fair value of assets and liabilities. The inputs into the determination

of fair value require significant judgment or estimation by management. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs of the model. The types of assets and liabilities that would generally be included in this category include fair valued securities issued by private entities, restricted publicly traded equities for which market observable value was not available, common stock warrants for which the underlying securities are restricted, and partnership investments.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the determination of which category within the fair value hierarchy is appropriate for any given investment is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

The following valuation techniques and inputs are used by the Company in assessing the fair value of its securities owned, securities sold but not yet purchased, and short-term investments:

Common Stock and Equivalents — Equity securities that are actively traded on a securities exchange are carried at fair value based on quoted prices from the applicable exchange. Equity securities traded on inactive markets are fair valued using significant other observable inputs including recently executed transactions adjusted as applicable for the integrity of the market sector and issuer, the individual characteristics of the security, and information received from other market sources pertaining to the issuer or security. Equity securities subject to a restriction on sale that are publicly traded investments in active markets are reported at the market closing price less a discount, as appropriate, as determined in good faith to reflect restricted marketability.

Warrants — For the warrants, the Company uses the Black-Scholes valuation methodology or similar techniques. This method uses observable inputs such as volatility, current market price, and discount factors based on a U.S. Treasury yield curve. In certain cases management may apply an additional discount to the Black-Scholes value for the period of time the warrants are not exercisable or for the restrictive nature of the underlying common stock.

Privately-Held Equity — The methods used to estimate the fair value of private investments include: (1) the public market comparable method whereby fair value is derived by reference to observable valuation measures for comparable companies or assets adjusted by the Company for differences between the investment and the referenced comparables, (2) the discounted cash flow method whereby estimated future cash flows and estimated weighted average cost of capital are used to calculate fair value, and (3) the cost of a recent transaction that occurs at or near the measurement date. Inputs in these methods are based on the best information available and are determined by reference to information including, but not limited to, the following: projected sales, net earnings, earnings before interest, taxes, depreciation, and amortization (EBITDA), balance sheets, public or private transactions, valuations for publicly-traded comparable companies, and consideration of any other pertinent information including the types of securities held and restrictions on disposition. The amount determined to be fair value may incorporate the Company's own assumptions (including appropriate risk adjustments for nonperformance and lack of marketability). These valuation methodologies involve a significant degree of judgment. Due to the absence of readily determinable fair values and the inherent uncertainty of valuations, the estimated fair values for private investments may differ significantly from values that would have been used had a ready market for the securities existed, and the differences could be material.

Investment in Limited Partnerships — For investments in limited partnerships, limited liability companies, or other funds that do not have a readily determinable fair value, the Company, as a

practical expedient, estimates the fair value using the net asset value per share (or its equivalent, such as member units, or an ownership interest in partners' capital to which a proportionate share of net assets is attributed) of the fund, as determined by the respective investment manager, if the net asset value per share of the fund (or its equivalent) is calculated in a manner consistent with the measurement principles in Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 946, *Financial Services — Investment Companies*, as of the Company's measurement date. If the net asset value per share (or its equivalent) of the fund is not as of the Company's measurement date or is not calculated in a manner consistent with the measurement principles of Topic 946, the Company may adjust the most recent net asset value per share (or its equivalent) as necessary in order to estimate the fair value for the fund in a manner consistent with the measurement principles of Topic 946 as of the Company's measurement date. The Company will deviate from the net asset value (or its equivalent) if it is probable at the measurement date that the Company will redeem a portion of its interest at an amount different from net asset value per share (or its equivalent).

The following table presents, by fair value hierarchy level, the Company's investments that are carried at fair value as of June 30, 2012:

	Level 1	Level 2	Level 3	Total
ASSETS:				
Securities owned:				
Common stock & equivalent	$ 9,886,602	$ 129,637	$ -	$ 10,016,239
Warrants		1,166,271		1,166,271
Privately held equity:				
U.S. limited partnerships			1,560,781	1,560,781
U.S. private companies			460,912	460,912
Total privately held equity	-	-	2,021,693	2,021,693
TOTAL	$ 9,886,602	$ 1,295,908	$ 2,021,693	$ 13,204,203

As of July 1, 2011, the Company owned securities in common stock with a fair value of $623,480. The securities were transferred out of level 2 and into level 1 as a result of the removal of regulatory trading restrictions on the sale of the securities that expired during the year ended June 30, 2012.

The changes in assets classified as Level 3 for the year ended June 30, 2012, are as follows:

	Common Stock & Equivalent	Warrants	Privately Held Equity	Total
Balance — July 1, 2011	$ 94,515	$ 258,153	$2,777,694	$3,130,362
Purchases			908,280	908,280
Sales			(76,843)	(76,843)
Realized and unrealized gain — net			(52,913)	(52,913)
Transfers in to Level 3			129,475	129,475
Transfers out of Level 3	(94,515)	(258,153)	(1,664,000)	(2,016,668)
Balance — June 30, 2012	$ -	$ -	$2,021,693	$2,021,693

Transfers into and out of level 3 are based on the fair value at the end of the reporting period.

4. INVESTMENTS IN LIMITED PARTNERSHIPS

As of June 30, 2012, the Company had two investments in limited partnerships with fair value totaling $1,560,781 which are private funds that invest in underlying equity securities. The Company's equity interests in these private funds are reported in the consolidated statement of financial condition as "SECURITIES OWNED — Not readily marketable."

Since the investments in these private funds are not publicly traded, the Company's ability to make withdrawals is subject to certain restrictions which vary for each respective private fund. These restrictions include notice requirements for withdrawals and additional restrictions or charges for withdrawals within a certain time period following initial investment. In addition, there could be circumstances in which such restrictions can include the suspension or delay in withdrawals from the respective private fund or limited withdrawals allowable only during specified times during the year. As of June 30, 2012, the Company had one investment in a private fund totaling $752,995 (funded originally in April 2002) for which there is an initial two year lock-up period from the initial contribution date. There were no such suspensions or delays in withdrawals in the other limited partnership investment. For both investment limited partnerships, there were no unfunded capital commitments.

The investments in limited partnerships have similar investment objectives where the private funds utilize various strategies to invest primarily in long equity and related interests including derivative instruments. The investment objectives are primarily to realize above average capital appreciation from ownership in small cap and microcap companies traded on national securities exchanges, over-the-counter markets and bulletin board exchanges. The limited partnership investments' longest waiting period for requesting withdrawals is on an annual basis with 90 days' notice and the shortest waiting period for withdrawals is on a quarterly basis with 60 days' notice.

For investments in limited partnerships, if the Company has the ability to redeem its investment in the limited partnership at net asset value (or its equivalent) at the measurement date, the fair value measurement of the limited partnership shall be categorized as a Level 2 fair value measurement. If

the Company will never have the ability to redeem its investment in the limited partnership at the net asset value (or its equivalent), the fair value measurement of the limited partnership shall be categorized as a Level 3 fair value measurement. If the Company cannot redeem its investment in the limited partnership at net asset value per share (or its equivalent) at the measurement date but the investment in the limited partnership may be redeemable at a future date (for example, a limited partnership subject to a lockup or gate, or a limited partnership whose redemption period does not coincide with the measurement date), the Company considers the length of time until the investment in the limited partnership will become redeemable in determining whether the fair value measurement of the investment shall be categorized as a Level 2 or a Level 3 fair value measurement. See disclosure of categorization of limited partnership investments in Note 3.

5. RELATED PARTY TRANSACTIONS

The Company makes payments for operating expenses on behalf of its affiliates, BTG and Roth Capital Partners Hong Kong Limited. The associated intercompany balances are eliminated in consolidation.

The Company, from time to time, will issue employee promissory notes that are repaid, principal plus accrued interest, usually from semi-annual bonus compensation earned by the employee. One employee loan totaling $120,000 was included in Other Assets as of June 30, 2012. The employee loan bears interest at 2% per annum and is payable to the Company as part of the employee's six-month bonus payment for the bonus period which occurs at the earlier of the employee's shares of a security becoming subject to an effective resale registration statement or the shares becoming saleable under Rule 144.

Payable to Employees for Securities Owned totaling $2,068,248 represent amounts accrued as compensation to executive management and certain investment banking and commissioned employees associated with the fair value of securities owned by the Company. The accrual is based on a fixed percentage of the fair value of the security. The amounts are considered discretionary and payments are made to existing employees only from realized proceeds from various security positions owned by the Company.

6. INTANGIBLE ASSETS

Intangible assets as of June 30, 2012, included in other assets, comprise the following:

Internet domain name	$120,000
Less accumulated amortization	(120,000)
Total	$ -

7. INCOME TAXES

As a limited liability company, the Company is generally not subject to federal or state income taxes, and accordingly, no provision for income taxes has been made in the accompanying consolidated financial statement. The members are required to report their proportionate shares of income on their individual tax returns.

The Company reviews and evaluates tax positions in its major jurisdictions and determines whether or not there are uncertain tax positions that require financial statement recognition. The Company recognizes uncertain tax positions if it is more likely than not to be sustained upon examination by

the applicable taxing authority, including the resolution of any related appeals or litigation processes, based on the technical merits of the position. Tax benefits are measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement, which could result in the Company recording a tax liability that would reduce members' equity.

Based on its review, the Company has determined the major tax jurisdictions to be where the Company is organized and where the Company makes investments. Such jurisdictions are U.S. Federal and certain foreign jurisdictions.

As of June 30, 2012, no reserves for uncertain tax positions were required to have been recorded for uncertainty in income taxes for any of the Company's open tax years. The Company is not subject to examination by U.S. federal tax authorities for the tax years before 2007 and by state tax authorities for tax years before 2006. The Company's policy is to recognize interest and penalties on unrecognized tax benefits in income tax expense in the consolidated statement of operations. The Company did not recognize any interest and penalties for the year ended June 30, 2012. The Company is additionally not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially within 12 months subsequent to June 30, 2012. As a result, no other income tax liability or expense has been recorded in the accompanying consolidated financial statement.

8. EMPLOYEE BENEFIT PLAN

The Company has a 401(k) employee savings plan that covers all full-time employees who are at least age 21 with six months or more of continuous service. The Company may match employee contributions at its sole discretion. The Company accrued employer contributions of $371,446 for the benefit plan year ended June 30, 2012.

9. COMMITMENTS AND CONTINGENT LIABILITIES

Settlement of Securities Transactions — The Company is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on the settlement date, generally three business days after the trade date. If customers do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by requiring deposits from customers for certain types of trades.

Underwriting Transactions — In the normal course of business, the Company enters into various underwriting commitments. In the opinion of management, the settlement of transactions that were open as of June 30, 2012, relating to such commitments will have no material impact on the Company's consolidated financial condition.

Litigation — The Company is named as a defendant in various lawsuits in its normal course of business, including class action lawsuits, related to customer transactions. These lawsuits allege violations of federal and state securities laws and, in the aggregate, claim substantial damages. Management of the Company, after consultation with outside legal counsel, believes that the resolution of these various lawsuits will not result in a material adverse effect on the Company's consolidated financial statement.

Leases — The Company leases office facilities, furniture, and equipment under noncancelable operating leases having terms through 2018. Aggregate minimum commitments at June 30, 2012, under these leases are as follows:

Years Ending June 30	Amount
2013	$ 1,891,017
2014	1,470,155
2015	1,499,452
2016	1,568,077
2017	1,637,030
2018	994,790
Total	$ 9,060,521

Aggregate minimum commitments have not been reduced by minimum sublease rentals. There were no non-cancelable subleases as of June 30, 2012.

Subsequent to June 30, 2012, the Company extended the terms of one of its existing operating leases beginning January 1, 2013 through December 31, 2015 with a minimum commitment totaling $1,378,557.

Indemnifications — In the normal course of its business, the Company indemnifies certain service providers, such as its clearing agent, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company, its affiliates, or its customers. The potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statement for these indemnifications.

In the normal course of business, the Company may enter into underwriting agreements that may contain routine indemnification clauses. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that may have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

10. DERIVATIVE INSTRUMENTS

In the normal course of business, the Company acquires warrants in connection with its investment banking services for private and public companies and holds them for long-term investment purposes. These warrants represent the right to buy the underlying equity securities at specified prices and future dates. The Company's exposure to credit risk associated with counterparty nonperformance on the warrants, which are not exchange traded, is typically limited to the unrealized gains reported as assets associated with such contracts. The Company carries the investments at estimated fair value, with changes in fair value recorded as net unrealized gains or losses on securities owned in the consolidated statement of operations.

Assets related to warrants are presented as "SECURITIES OWNED — Not readily marketable" on the consolidated statement of financial condition. The following table identifies the fair value of warrants not accounted for as hedging instruments included in the consolidated statement of

financial condition, categorized by primary underlying risk, as of June 30, 2012. Balances are presented on a gross basis, prior to the application of the impact of counterparty and collateral netting.

Primary Underlying Risk	**Shares**	**Value**
Equity — warrants	11,069,777	$ 1,166,598

The derivative holdings as of June 30, 2012, as presented above, are representative of the volume of derivative use by the Company during the year ended June 30, 2012.

11. CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities. Counterparties to these activities primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

12. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. At June 30, 2012, the Company has net capital of $8,807,851 computed under the alternative method, which is $8,060,851 in excess of its required net capital. The accounts of BTG have been included in the computation of net capital by the Company.

13. RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such rule) of the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customers' accounts, promptly transmits all customer funds and delivers all customer securities received to the clearing broker, and does not otherwise hold funds or securities of customers or dealers. Because of such exemption, the Company is not required to prepare a determination of reserve requirement and the Company is not subject to the provisions of Rule 15c3-3 pertaining to the possession or control requirements for brokers or dealers.

14. SUBSEQUENT EVENTS

The Company has evaluated events subsequent to June 30, 2012 and through August 28, 2012, the date the consolidated financial statement were available to be issued. The Company did not identify any events or transactions that would materially impact the consolidated financial statement as presented herein.

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August 28, 2012

Roth Capital Partners, LLC
888 San Clemente Drive
Newport Beach, CA 92660

In planning and performing our audit of the consolidated financial statements of Roth Capital Partners, LLC and subsidiaries (the "Company") as of and for the year ended June 30, 2012 (on which we issued our report dated August 28, 2012, and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at June 30, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Managers, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP